UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

    Trintech Group PLC

(Name of issuer)

    American Depositary Shares and Ordinary Shares

(Title of class of securities)

    896682101

(CUSIP number)

    Cyril McGuire

Trintech Group PLC

Block C, Central Park, Leopardstown, Dublin 18, Ireland

+353-1-293-9840

(Name, address and telephone number of person authorized to receive notices and communications)

    October 20, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896682101
1.	Names of reporting persons. Cyril McGuire
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or place of organization Republic Of Ireland
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,562,541[1]
	9.	Sole dispositive power 3,562,541
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,562,541[1]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) N/A
13.	Percent of class represented by amount in Row (11) 21%[2]
14.	Type of reporting person (see instructions) IN

[1]

Includes 3,562,541 American Depositary Shares of Trintech Group PLC that are subject to options that are exercisable within 60 days of October 13, 2010. Beneficial ownership of the securities referred to herein is being reported hereunder solely because Cerasus II Limited may be deemed to have beneficial ownership of such securities as a result of the Voting Agreement described in Item 6 hereof. Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by Cerasus II Limited or Spectrum Equity Investors, L.P., that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

[2]

The calculation of the percentage is based on 16,921,172 American Depositary Shares outstanding as of October 13, 2010, as represented by Trintech Group PLC in the Transaction Agreement (as defined in Item 4 hereof).

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Schedule 13D/A”) amends and restates that certain Schedule 13D filed on behalf of Mr. Cyril McGuire (the “Reporting Person”) with the Securities and Exchange Commission (the “Commission”) on February 1, 2008, as amended by Amendment No.1 thereto filed with the Commission on May 9, 2008, to reflect the Reporting Person’s entry into a Voting Agreement, as defined and as described in Item 6 hereof, as a result of which Cerasus II Limited (“Cerasus”) may be deemed to beneficially own the securities subject to the Voting Agreement.

Item 1.	Security and Issuer

The title and class of equity securities to which this Schedule 13D/A relates are the ordinary shares, US$0.0027 par value, represented by American Depositary Shares, of Trintech Group PLC (“Trintech”), an Irish public limited company, with its principal executive office at Block C, Central Park, Leopardstown, Dublin 18, Ireland.

Item 2.	Identity and Background

This Schedule 13D/A is being filed on behalf of the Reporting Person. The business address of the Reporting Person is located at Trintech Group PLC, Block C, Central Park, Leopardstown, Dublin 18, Ireland. The Reporting Person is the Chairman and Chief Executive Officer of Trintech.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the Republic of Ireland.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person has used personal funds to acquire the Outstanding Shares (as defined in Item 5 hereof) and may use personal funds if and when the Reporting Person acquires any Option Shares (as defined in Item 5 hereof) pursuant to the exercise of any options described in Item 5 hereof. Since May 9, 2008 (being the filing date of Amendment No. 1 to Schedule 13D), the Reporting Person has not purchased any additional ordinary shares of Trintech or any American Depositary Shares of Trintech, nor has the Reporting Person been granted any options therefor since such date.

Item 4.	Purpose of Transaction

The Reporting Person purchased the securities of Trintech based on the Reporting Person’s belief that the securities, when purchased, represented an attractive investment opportunity. The Reporting Person may, from time to time, acquire additional securities of Trintech or sell securities of Trintech, subject to the terms and conditions of the Voting Agreement and applicable limitations imposed by U.S. securities laws and other applicable laws.

On October 15, 2010, Trintech entered into a Transaction Agreement (the “Transaction Agreement”) with Cerasus, a wholly owned subsidiary of Spectrum TTL Investment Ltd., which is itself controlled by Spectrum Equity Associates V, L.P., the general partner of Spectrum Equity Investors V, L.P., in connection with the announcement by the boards of directors of Trintech and Cerasus that the companies had reached an agreement on the terms of a recommended acquisition for cash by Cerasus of the entire issued and to be issued share capital of Trintech at a price of $6.60 per American Depositary Share of Trintech (the “Acquisition”), to be implemented by means of a scheme of arrangement under Irish law (the “Scheme,” and together with the Acquisition, the “Transactions”). The implementation of the Transactions is subject to Trintech shareholder approval, the sanction of the Scheme by the High Court of Ireland and various other closing conditions.

On October 15, 2010, the Reporting Person entered into a deed (the “Voting Agreement”) with respect to all of the capital stock of Trintech and options to purchase capital stock of Trintech then held by the Reporting Person, including any other shares in the capital of Trintech issued after October 15, 2010 and attributable to or derived from such shares, including American Depositary Shares representing such shares, and any other shares in the capital of Trintech of which the Reporting Person thereafter becomes the beneficial owner. For a description of the Voting Agreement, see Item 6 hereof, which description is incorporated by reference herein.

The foregoing descriptions of the Transactions, the Transaction Agreement and the Voting Agreement are qualified in their entirety be reference to the Rule 2.5 Announcement, the Transaction Agreement and the Voting Agreement, which are included as Exhibit 1, Exhibit 2 and Exhibit 3 to this Schedule 13D/A, respectively, and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

(a) As of October 13, 2010, the Reporting Person beneficially owns [3,562,541] American Depositary Shares of Trintech, consisting of (i) 3,458,374 American Depositary Shares (the “Outstanding Shares”) and (ii) [104,167] shares subject to options to purchase Trintech American Depositary Shares that are exercisable within 60 days of such date (the “Option Shares”), representing in the aggregate approximately 21% of the equivalent American Depositary Shares of Trintech outstanding as of October 13, 2010, based on 16,921,172 American Depositary Shares of Trintech outstanding as of such date, as represented by Trintech in the Transaction Agreement.

(b) The Reporting Person has the shared power to vote or to direct the vote over the securities described in Item 5(a) hereof with respect to the matters described in Item 6 and the sole power to dispose or to direct the disposition of such securities.

(c) Except for the Reporting Person’s entry into the Voting Agreement as described in this Schedule 13D/A, there have been no transactions in the ordinary shares of Trintech nor in any American Depositary Shares of Trintech effected during the past sixty days by the Reporting Person.

(d) To the knowledge of the Reporting Person, no other person or entity possesses any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities identified in this Item 5(a) hereof.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Transactions, the Reporting Person entered into the Voting Agreement with Cerasus on October 15, 2010.

The Voting Agreement provides, among other things, that the Reporting Person will exercise all voting rights under the securities subject to the Voting Agreement (the “Committed Shares”) to vote in person or by proxy in favor of all resolutions to approve the Scheme and any related matters at any shareholder’s meeting held in connection with the Scheme, or at any adjournment of any such meeting; that if for any reason Cerasus switches the implementation of the Acquisition from a Scheme to by way of a takeover offer (the “Takeover Offer”), the Reporting Person will accept the takeover offer in accordance with its terms in respect of all of the Committed Shares; that the Reporting Person will not solicit or accept any other offer in respect of all or any of the Committed Shares; and that the Reporting Person will generally support the Transactions.

The Voting Agreement also places restrictions on the transfer or other disposition of Committed Shares by the Reporting Person and prohibits the Reporting Person from entering into any voting deed with any third party that would restrict the disposal of any of the Committed Shares to Cerasus pursuant to the Transactions.

The Voting Agreement terminates, among other reasons:

•

if the document to be issued by Trintech to its shareholders detailing the Scheme (the “Scheme Document”), or the document to be issued by Cerasus to Trintech shareholders detailing the Takeover Offer (the “Offer Document”), as the case may be, is not posted within the timeframe required by The Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended) (the “Takeover Rules”) or such later time or date as Cerasus and Trintech may agree in writing;

•

if an announcement is made pursuant to Rule 2.5 of the Takeover Rules in respect of an offer made by certain third parties for the entire issued and to be issued share capital of Trintech on or before the shareholder meetings to approve the Scheme and pursuant to the terms of such competing offer, the Reporting Person is entitled to receive more than US$6.60 per Trintech ADS and Cerasus does not make a definitive revised offer to Trintech within 96 hours of such announcement which would provide equal or superior financial value to the shareholders of Trintech or holders of American Depositary Shares of Trintech in comparison to the competing offer;

•

if the Scheme is not implemented or lapses or is withdrawn or if applicable, the Takeover Offer lapses or is withdrawn and no new, revised or replacement scheme or takeover offer at a price per Trintech ADS equal to or higher than US$6.60 per Trintech ADS is announced by Cerasus in accordance with the Takeover Rules at the same time or within 96 hours of the lapse or withdrawal;

•

if Cerasus announces before the Scheme Document (or Offer Document, as the case may be) is posted, that it does not intend to proceed with the Scheme (or Takeover Offer, as the case may be) and no new, revised or replacement scheme (or takeover offer, as the case may be) at a price per Trintech ADS equal to or higher than $6.60 per Trintech ADS is announced by Cerasus in accordance with the Takeover Rules at the same time or within 96 hours of the initial announcement; or

•

if the shareholder resolutions approving the Transactions and related matters are not passed at the appropriate shareholder meetings, in circumstances where (i) Trintech has complied in all material respects with its obligations pursuant to the Transaction Agreement and (ii) the Reporting Person has complied in all material respects with the terms of the Voting Agreement.

The foregoing description of the Voting Agreement in this Item 6 and in any other part of this Schedule 13D/A is qualified in its entirety by reference to the Voting Agreement, which is included as Exhibit 3 to this Schedule 13D/A and incorporated by reference herein.

Except as described in this Item 6, elsewhere in this Schedule 13D/A and except for agreements relating to securities of Trintech that are incidental to the Reporting Person’s employment with Trintech, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of Trintech.

Item 7.	Material to Be Filed as Exhibits

1. Rule 2.5 Announcement(a)

2. Transaction Agreement(b)

3. Voting Agreement(b)

(a)	Incorporated in this filing by reference to the Report of Foreign Private Issuer on Form 6-K filed by Trintech with the Commission on October 20, 2010.

(b)	Incorporated in this filing by reference to the Report of Foreign Private Issuer on Form 6-K filed by Trintech with the Commission on October 20, 2010.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 20, 2010
Date

/S/ CYRIL MCGUIRE
Signature

CYRIL MCGUIRE
Name/Title